EXHIBIT 4(m)

DOUBLE ENHANCED DEATH BENEFIT RIDER

Home Office: 4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499 (319)355-8511

ENHANCED DEATH BENEFIT RIDER

If you elect this rider, 100% of your policy value must be in one or more of the designated funds for this Enhanced Death Benefit Rider. You can generally transfer between the designated funds as permitted under your policy; however, you cannot make transfers as provided for in the base policy to a non-designated fund.

The Guaranteed Minimum Death Benefit (GMDB) provision in the Death Proceeds section of the policy to which this Rider is attached, is replaced with the following language:

The Guaranteed Minimum Death Benefit is equal to the greater of 1 and 2, where:

1)	is a Compounding Death Benefit, equal to:

a)	the total Premium Payments for the policy; minus

b)	Adjusted Partial Withdrawals, as described below; plus

c)	interest accumulated at [6%] per annum from the payment or withdrawal date to the earlier of the date of death or the Annuitant’s [81st] birthday.

2)	is a Step-Up Death Benefit, equal to:

a)	the step-up value as described below; plus

b)	any Premium Payments subsequent to the previous determination point; minus

c)	any Adjusted Partial Withdrawals subsequent to the previous determination point.

On the Policy Date, the step-up value is the Policy Value. On each Policy [Monthiversary] (referred to as the determination points) prior to the earlier of the date of death of the Annuitant or the Annuitant’s [81st] birthday, a comparison is made between (a) and (b), where (a) is the Policy Value at this point in time and (b) is the previous step-up value, plus Premium Payments minus Adjusted Partial Withdrawals (as described below) made since the previous determination point. The larger of (a) and (b) becomes the new step-up value. This step-up process stops at the earlier of the date of death of the Annuitant or the Annuitant’s [81st] birthday. The then current step-up value becomes the final step-up value.

A partial withdrawal taken as provided in the base policy, will reduce the Guaranteed Minimum Death Benefit by an amount referred to as the “Adjusted Partial Withdrawal”. The Adjusted Partial Withdrawal may be a different amount than the Gross Partial Withdrawal. If at the time of the partial withdrawal, the Policy Value is equal to the Death Proceeds or the Gross Partial Withdrawal is less than or equal to the maximum annual amount remaining, the Adjusted Partial Withdrawal will equal the Gross Partial Withdrawal. If the Policy Value is less than the Death Proceeds and if the Gross Partial Withdrawal is greater than the maximum annual amount remaining, the excess amount will be adjusted based on the percentage of Policy Value withdrawn.

The Adjusted Partial Withdrawal formula would be as follows:

APW	=	the lesser of (MAA or GPW) plus (EPW multiplied by (DP minus MAA) divided by (PV minus MAA)), where:

APW	=	Adjusted Partial Withdrawal

GPW	=	Gross Partial Withdrawal

MAA	=	Maximum Annual Amount remaining, as described below, prior to withdrawal

EPW	=	Excess Partial Withdrawal = greater of (GPW minus MAA or zero (0))

DP	=	Death Proceeds prior to withdrawal = greatest of (PV, CV, and GMDB)

PV	=	Policy Value prior to withdrawal

CV	=	Cash Value prior to withdrawal

GMDB	=	Guaranteed Minimum Death Benefit prior to withdrawal

The Maximum Annual Amount remaining in any Policy Year is equal to the Compounding Death Benefit at the beginning of that Policy Year, multiplied by [6%] less any Gross Partial Withdrawals previously taken during that Policy Year.

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This Rider is effective on the Policy Date and can only be terminated when the policy to which this rider is attached terminates. This rider is subject to all the terms and conditions of the policy not inconsistent herewith.

Signed for us at our home office.

SECRETARY	PRESIDENT

RGMD 15 0108